September 16, 2002

Dear Employees:

Pursuant to Section 14 of the Information Statement distributed to you on August 29, 2002, relating to Siebel Systems’ pending offer to repurchase certain employee stock options (the “Offer”), we have supplemented and amended the Offer as indicated in the attached document to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission. These changes do not alter the financial terms of the Offer.

We have also modified the following forms, which, in the event you wish to change an existing election, should now be used instead of the corresponding forms distributed to you on August 29, 2002:

•	Notice of Change in Election from Reject to Accept

•	Notice of Change in Election from Accept to Reject

The revised forms are available on the Stock Administration page of mySiebel, which you can access by clicking on the following link:

      http://mysiebel/FinanceAdministration/stock_admin/stock_index.html

The modified forms are being mailed to employees who are currently on a leave of absence. All forms already submitted to us will be honored and do not need to be resubmitted.

Other than as indicated in the attached Amendments to the Offer to Exchange and the forms referenced above, all other terms of the Offer remain unchanged.

If you have not yet submitted your Election Forms, please do so as soon as possible. Please note that the Offer terminates on September 30, 2002. All Election Forms must be returned no later than midnight, Pacific Time, on Monday, September 30, 2002.

For additional information about these amendments, or the Offer generally, please send an email to exchangeoffer@siebel.com.

Sincerely,

Siebel Systems, Inc.

Amendments to the Offer to Exchange
Outstanding Options to Purchase Common Stock
Having an Exercise Price of $40.00 per share or More

The Information Statement distributed to you on August 29, 2002 (the “Information Statement”) is hereby supplemented and amended as follows:

1.     The second and third paragraphs in the Question “What consideration will I receive in exchange for the cancellation of an Eligible Option?” in the Summary of Terms section on page 2 of the Information Statement are amended to read, in their entirety, as follows:

If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is $5,000 or less, then the Consideration, less applicable withholdings, will be paid in cash (the “Cash Consideration”) promptly after October 1, 2002 or a later date if the Offer is extended (the “Issuance Date”).

If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is greater than $5,000, then the Consideration, less applicable withholdings, will be paid in shares of our Common Stock (the “Issued Common Stock”). The minimum number of shares underlying Eligible Options that must be tendered in order to receive Issued Common Stock rather than Cash Consideration is 2,703 shares. However, if you are partially tendering an Eligible Option, you must tender in 1,000 share increments.

Shares of Issued Common Stock having a value on the Offer Termination Date (based on the closing price of our Common Stock as reported on the Nasdaq National Market) of fifty percent (50%) of the aggregate Consideration (prior to any applicable withholding taxes or charges) will be subject to a holding period that restricts the sale of the Issued Common Stock, as further described in Section 3 of the Information Statement. The remaining shares of Issued Common Stock will not be subject to a holding restriction. See Section 3 of the Information Statement.

2.     The first and second paragraphs in the Question “How and when will I receive my Issued Common Stock or Cash Consideration?” in the Summary of Terms section on page 3 of the Information Statement are amended to read, in their entirety, as follows:

Promptly after the Issuance Date, we expect to deliver the Issued Common Stock to Salomon Smith Barney, the “captive broker” for our employee stock option and purchase plans (the “Designated Broker”), who will deposit them into your account with the Designated Broker. If you do not have an account with the Designated Broker, we will establish one for you prior to the Issuance Date. The Designated Broker will hold your shares of Issued Common Stock in your account and release them for sale as the applicable holding period expires.

We expect to deliver the Cash Consideration (to Eligible Participants who tender Eligible Options with an aggregate Consideration of $5,000 or less) promptly after the Issuance Date. We anticipate that payment of the Cash Consideration will be processed through our payroll system.

3.     The first bullet point in the Question“ Are there conditions to the Offer?” in the Summary of Terms section on page 3 of the Information Statement is amended to read, in its entirety, as follows:

•	if we are required by the Securities and Exchange Commission or other regulatory agency to extend the Offer Termination Date beyond September 30, 2002;

4.     The last bullet in the Question “Are there conditions to the Offer?” in the Summary of Terms section on page 4 of the Information Statement is amended to read, in its entirety, as follows:

•	if a material adverse change in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred.

5.     The fifth and sixth paragraphs in Section 1. “Eligible Participants; Number of Options; Offer Termination Date” in The Offer section on page 11 of the Information Statement are amended to read, in their entirety, as follows:

If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is $5,000 or less, then the Consideration, less applicable withholdings, will be paid in cash (“Cash Consideration”) promptly after the Issuance Date.

If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is greater than $5,000, then the Consideration, less applicable withholdings, will be paid in shares of our Common Stock (the “Issued Common Stock”). The shares of Issued Common Stock will be determined and issuable as of the Issuance Date, and will equal the dollar value remaining after subtracting tax withholdings from the Consideration, divided by the closing price of our Common Stock as reported on the Nasdaq National Market on the Offer Termination Date. If this calculation would result in the issuance of fractional shares of Common Stock, the number of shares of Issued Common Stock will be rounded up to the nearest whole number of shares. The minimum number of shares underlying Eligible Options that must be tendered in order to receive Issued Common Stock rather than Cash Consideration is 2,703 shares. However, if you are partially tendering an Eligible Option, you must tender in 1,000-share increments.

6.     The fourth paragraph in Section 3. “Source and Amount of Consideration; Terms of Issued Common Stock” in The Offer section on page 14 of the Information Statement is amended to read, in its entirety, as follows:

     (3)     Determine Type of Consideration:

(a) If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is $5,000 or less, then the Consideration, less applicable withholdings, will be paid in cash promptly after the Issuance Date.

(b) If the aggregate Consideration (prior to any applicable withholding taxes or charges) of all Eligible Options you elect to tender is greater than $5,000, then the Consideration, less applicable withholdings, will be paid in shares of our Common Stock promptly after the Issuance Date. The number of shares of Issued Common Stock will equal the dollar value remaining after subtracting tax withholdings from the Consideration, divided by the closing price of our Common Stock as reported on the Nasdaq National Market on the Offer Termination Date. If this calculation would result in the issuance of fractional shares of Common Stock, the number of shares of Issued Common Stock will be rounded up to the nearest whole number of shares. The minimum number of shares underlying Eligible Options that must be tendered in order to receive Issued Common Stock rather than Cash Consideration is 2,703 shares. However, if you are partially tendering an Eligible Option, you must tender in 1,000-share increments.

7.     The first paragraph in Section 6. “Acceptance of Options for Exchange and Cancellation and Issuance of Consideration” in The Offer section on page 22 of the Information Statement is amended to read, in its entirety, as follows:

On the terms and subject to the conditions of this Offer and promptly following the Offer Termination Date, we expect to accept for exchange and cancellation all Eligible Options properly elected for exchange and cancellation and not validly withdrawn before the Offer Termination Date. Promptly after the Issuance Date, we will deliver the Consideration to Eligible Participants receiving Cash Consideration or to the Designated Broker, as applicable.

8.     The first bullet point in Section 7. “Conditions of the Offer” in The Offer section on page 23 of the Information Statement is amended to read, in its entirety, as follows:

•	if we are required by the Securities and Exchange Commission or other regulatory agency to extend the Offer Termination Date beyond September 30, 2002;

9.     Subparagraph (d) in Section 7. “Conditions of the Offer” in The Offer section on page 23 of the Information Statement is amended to read, in its entirety, as follows:

(d) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

10.     The final bullet point in Section 7. “Conditions of the Offer” in The Offer section on page 24 of the Information Statement is amended to read, in its entirety, as follows:

•	the following change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership and, in our reasonable judgment, is or may be materially adverse to us:

(a)	litigation or other proceedings instituted against us or our subsidiaries, or any of our officers or directors in their capacities as such, before or by any Federal, state or local court, commission, regulatory body, administrative agency or other governmental or legislative body, domestic or foreign, in which an unfavorable ruling, decision, action, order, decree or finding resulting from such litigation or proceeding would materially and adversely affect Siebel Systems;

(b)	a material loss or interference with our business or properties from fire, explosion, earthquake, flood or other casualty, whether or not covered by insurance, or from any labor dispute;

(c)	a substantial decline or increase in our stock price or significant volatility in the market price of our stock resulting from any number of factors including, fluctuations in our operating results, announcements of technological innovations or new products, developments in proprietary rights, or general market conditions; or

(d)	a material change in the prospects for our business resulting from any number of factors including, fluctuations in our operating results, announcements of technological innovations or new products, developments in proprietary rights, general market conditions, a material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of foreign or domestic hostilities or other calamity or crisis.

11.     The last sentence of the first paragraph in Section 10. “Accounting Consequences of the Offer; Status of Options Exchanged in the Offer” in The Offer section on page 28 of the Information Statement is amended to read, in its entirety, as follows:

We expect that the cash consideration will be paid and the Issued Common Stock will be issued promptly after the Issuance Date.